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Contacts:
Keith S. Hynes          John D. Nichols, Jr.         Mackenzie Partners, Inc.
Senior Vice President   Assistant Vice President     Information Agent
 and Chief Financial     and Treasurer               (212) 929-5500 or
 Officer                (441) 295-4513               (800) 322-2885
(441) 295-4513
                        Merrill Lynch & Co.
                        Dealer Manager
                        (212) 236-4565

              RENAISSANCERE HOLDINGS LTD. COMMENCES TENDER OFFER

Pembroke, Bermuda--December 23, 1996--RenaissanceRe Holdings Ltd. (NYSE:RNR) today commenced a tender offer to purchase 813,190 Common Shares at a price of $34.50 per Common Share for an aggregate price of $28.06 million. The tender offer will be made on the terms and subject to the conditions set forth in the Company's definitive tender offer materials, which are being mailed to shareholders today. The tender offer will expire on January 22, 1997, unless extended.

The dealer manager for the offer is Merrill Lynch & Co. The information agent for the tender offer is MacKenzie Partners, Inc. Additional copies of the Offer to Purchase and Letter of Transmittal may be obtained from the information agent or the dealer manager.

RenaissanceRe Holdings Ltd., through its subsidiaries Renaissance Reinsurance Ltd. and Glencoe Insurance Ltd., is a global provider of reinsurance and insurance. The Company's principal product is property catastrophe reinsurance.

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